VIA EDGAR FILING

October 2, 2014

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energen Corporation / Alabama Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed May 9, 2014

File No. 1-07810 / 2-38960

Comment Letter Dated September 22, 2014

Dear Mr. Schwall:

Energen Corporation has received your letter dated September 22, 2014, to our Chief Financial Officer and Treasurer, Charles W. Porter, Jr. We have reviewed your comments and submit the following responses for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2013

Legal Proceedings, page 16

1.

We note your disclosure in the “Legal Proceedings” sections here and on page 40 in your quarterly report for the fiscal quarter ended March 31, 2014, as well as the information in the financial statement footnotes that are cross-referenced in your “Legal Proceedings” disclosures. Please ensure that you are providing all of the disclosures required by Item 103 of Regulation S-K. For example, for any pending material legal proceeding to which you or your subsidiaries are a party, include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. In this regard, we note your mention of “several lawsuits” arising from the December 17, 2013 incident in Birmingham, Alabama. If appropriate, please enhance this disclosure.

H. Roger Schwall

October 2, 2014

Based on the information available to us and the instructions to Item 103 of Regulation S-K, we evaluated the December 17, 2013, Birmingham, Alabama Housing Authority incident as not requiring Item 103 disclosure. The information available to us, however, has been limited due to investigation and discovery restrictions imposed by the National Transportation and Safety Board pending the completion of its investigation of the incident. Although we do not expect our Item 103 evaluation to change, in light of the limited information available to us, we elected to describe the incident. We note that on September 2, 2014, Energen Corporation sold its ownership of Alabama Gas Corporation and that it is no longer an Energen subsidiary.

2.

We note your description on pages 18 and 21 of your proxy statement filed March 21, 2014 of the negative impact on 2013 production caused by two severe ice storms in west Texas. Please tell us what consideration you gave to discussing these storms in the MD&A section of your annual report as a factor contributing to the differences in 2013 operating results as compared to 2012. We note in that regard your current disclosure in the second paragraph on page 24 of your annual report that your “production increased due to higher volumes … partially offset by normal production declines.”

Our mention of west Texas ice storms was in the context of executive compensation. Although there was a 10% year over year increase in total production, production fell short of the Target production factor set at the beginning of the year for executive compensation under the Energen’s Annual Incentive Compensation Plan (see pages 22 and 23 of the Proxy). The estimated ice storm production loss represented a significant portion of the Target factor shortfall. As noted in the discussion, it did not, however, prevent the Company from achieving significant year over year production growth.

In the context of the MD&A discussion, the ice storm related production loss was minor and not considered material to the year over year increase in total production.

H. Roger Schwall

October 2, 2014

In accordance with your instructions, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff, Jr.

General Counsel and Secretary

Energen Corporation

JDW/as